                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT
                      Pursuant to Section of 15 (d) of the
                         Securities Exchange Act of 1934


[X]    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION (d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from January 1, 2001 to December 31, 2001

Commission File Number:   1-3305
Employer Identification Number: 66-0288298
Plan Number:   061

              MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN
--------------------------------------------------------------------------------
                            (Full title of the plan)

                                MERCK & CO., INC.
--------------------------------------------------------------------------------
           (Name of issuer of the securities held pursuant to the plan)

                                  P.O. BOX 100
                    Whitehouse Station, New Jersey 08889-0100
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Merck Puerto Rico Employee Savings and Security Plan
Employer Identification Number: 66-0288298
Plan Number:  061

                                      INDEX

                                                                           Page
REPORT OF INDEPENDENT ACCOUNTANTS                                          1-2

FINANCIAL STATEMENTS
         Statement of Net Assets Available for Benefits as
          of December 31, 2001 and 2000                                     3
         Statement of Changes in Net Assets Available for Benefits
          for the Year Ended December 31, 2001                              4

NOTES TO FINANCIAL STATEMENTS                                              5-8

SUPPLEMENTAL SCHEDULE*
         H - Line 4i - Schedule of Assets (Held at End of Year)             9

SIGNATURE                                                                  10

CONSENT OF INDEPENDENT ACCOUNTANTS                                         11


*Other schedules required by Section 2520.103-8 are omitted because they are not required.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Merck & Co., Inc.:


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Merck Puerto Rico Employee Savings and Security Plan (the "Plan") as of December 31, 2001 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Schedule of Assets (Held at End of Year) that accompanies the Plan's financial statements does not disclose the historical cost of certain nonparticipant directed plan assets held by the Plan's trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


PricewaterhouseCoopers LLP
San Juan, PR
May 3, 2002

        THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Merck Sharp & Dohme Quimica de Puerto Rico, Inc. and
Merck Sharp & Dohme (I.A.) Corp.:


We have audited the accompanying statement of net assets available for benefits of the Merck Puerto Rico Employee Savings and Security Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                           ARTHUR ANDERSEN LLP

San Juan, Puerto Rico
May 4, 2001

                                MERCK PUERTO RICO

                       EMPLOYEE SAVINGS AND SECURITY PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                              DECEMBER 31,     DECEMBER 31,
ASSETS                                            2001             2000
                                             -------------    -------------
  Investments at market value                $  29,831,972    $  41,733,662
  Investments at contract value                  2,103,597        2,055,578
                                             -------------    -------------
     Total investments                          31,935,569       43,789,240
                                             -------------    -------------
  Receivables
    Employer's contribution                         40,915           90,157
    Participants' contributions                    144,925          323,019
    Accrued interest and dividends                 159,598          149,916
                                             -------------    -------------
     Total receivables                             345,438          563,092
                                             -------------    -------------
Net assets available for benefits            $  32,281,007    $  44,352,332
                                             =============    =============


The accompanying notes to financial statements are an integral part of these financial statements.

                                MERCK PUERTO RICO

                       EMPLOYEE SAVINGS AND SECURITY PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                              YEAR ENDED
                                                           DECEMBER 31, 2001
                                                           -----------------
Additions to net assets attributed to
  Investment income
     Net depreciation in market value of investments        $  (14,751,966)
     Interest and dividends                                        795,883
                                                            --------------
       Total investment income (loss)                          (13,956,083)
                                                            --------------
  Contributions to the Plan
     By participants                                             4,347,687
     By the employer                                             1,165,468
                                                            --------------
       Total contributions                                       5,513,155
                                                            --------------
       Total additions (deductions)                             (8,442,928)
                                                            --------------
Deductions from net assets attributed to
  Benefits paid to participants                                 (3,628,397)
                                                            --------------
       Net (decrease)                                          (12,071,325)
                                                            --------------
Net assets available for benefits
  Beginning of year                                             44,352,332
                                                            --------------
  End of year                                               $   32,281,007
                                                            ==============


The accompanying notes to financial statements are an integral part of these financial statements.

                                MERCK PUERTO RICO

                       EMPLOYEE SAVINGS AND SECURITY PLAN

                          NOTES TO FINANCIAL STATEMENTS


1. DESCRIPTION OF PLAN:

    The following description of the Merck Puerto Rico Employee Savings and Security Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

    The Plan is a profit sharing plan designed to provide an opportunity for employees of Merck Sharp & Dohme Quimica de Puerto Rico, Inc. and Merck Sharp & Dohme (I.A.) Corp. (the "Companies") to become stockholders of Merck & Co., Inc. ("Merck") and to encourage them to save on a regular basis by setting aside part of their earnings. Regular full-time and part-time employees of the Companies, as defined in the Plan document, who are not covered by a collective bargaining agreement, are eligible to enroll in the Plan on the first day of January or July, following the completion of one year of service.

    The Plan is administered by the Employee Benefits Committee appointed by the President of the Companies. All costs of administering the Plan are borne by the Companies.

    The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

    Participants may contribute from 2% up to 15% of their base pay, provided that pre-tax contributions shall not exceed 10% of base compensation, subject to ERISA limits. In addition, the Companies match 50% of employee contributions up to 5% of base pay per pay period. The Companies' matching contributions are invested entirely in the Merck Common Stock Fund (non-participant directed) and may not be reallocated into any other investment option.

    Participants direct the investment of their contributions into any investment option including the Merck Common Stock Fund (participant directed). During 2001, the Plan offered 21 mutual funds and the Merck Common Stock Fund. Effective January 1, 2002, the Plan offers 20 mutual funds and the Merck Common Stock Fund.

Participant Accounts

    Each participant's account is credited with the participant's contribution, the Companies' matching contribution and allocation of Plan earnings. The allocation is based on participants' account balances, as defined in the Plan document.

Vesting

    Participants are immediately vested in their contributions, all of the Companies' matching contributions, plus actual earnings thereon.

Participant Loans

    Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The minimum loan is $500 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or 50% of the participant's account balance less any current outstanding loan balance.

Payment of Benefits

    Participants are entitled to receive automatic, voluntary, in-service (which include hardship withdrawals), or mandatory distributions as provided in the applicable Plan provisions.

2. SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

    The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

    The investments of the Plan are stated at quoted market prices in an active market (except for participant loans which are presented at the outstanding balance). Shares of mutual funds are presented at quoted market prices which represent the net asset value of the shares held by the Plan at the reporting date.

    Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. The Plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them.

Contributions

    Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participant earnings.

Payment of Benefits

    Benefits are recorded when paid.

Transfer of Assets to Other Plans

    Company employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of Treasury or by the U.S. Internal Revenue Service.

Risks and Uncertainties

    The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Reclassifications

    Certain reclassifications have been made to prior year amounts to conform with current year presentation.

3. INVESTMENTS:

    The following presents investments that represent 5% or more of the Plan's net assets as of year-end.

                                         DECEMBER 31,         DECEMBER 31,
                                             2001                2000
                                       ----------------     ---------------
Merck Common Stock                     $   26,241,792 *     $ 38,318,297 *
Participant loan                            2,103,597                    **

----------
*   Includes non-participant directed portion

** This investment did not represent 5% of the Plan's net assets as of December 31, 2000.

    During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($14,751,966) as follows:

Mutual Funds                    $    (506,194)
Merck Common Stock                (14,245,772)
                                -------------
                                $ (14,751,966)
                                =============

4. NON-PARTICIPANT-DIRECTED INVESTMENTS:

    Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

                                     DECEMBER 31,      DECEMBER 31,
                                         2001              2000
                                    --------------     ------------
Net Assets
    Merck Common Stock Fund         $    8,399,740     $ 12,457,228
                                    --------------     ------------

                                                       YEAR ENDED
                                                    DECEMBER 31, 2001
                                                    -----------------
Changes in Net Assets
     Contributions                                     $  1,153,008
     Dividends and interest                                 241,118
     Net depreciation                                    (4,572,793)
Benefits paid to participants                              (888,153)
Transfers to participant directed investments
and other Plans                                               9,332
                                                       ------------
                                                       $ (4,057,488)
                                                       ============

5. RELATED-PARTY TRANSACTIONS:

    Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company ("Fidelity"). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

    Merck & Co., Inc. also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Merck Common Stock Fund transactions qualify as party-in-interest transactions.

6. PLAN TERMINATION:

    Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. TAX STATUS:

    The Plan obtained a tax determination letter from the Puerto Rico Department of Treasury dated February 18, 1998 indicating that it had been designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994 ("PRIRC"). The Plan sponsor and legal counsel believe that the Plan is designed and operated in compliance with the PRIRC. The Plan sponsor also believes that the Plan is designed and currently operated as a qualified plan under the United States Internal Revenue Code. However, the Plan has been amended since the receipt of the determination letter. A favorable determination letter was received from the Internal Revenue Service in November, 1998. Therefore, no provision for income taxes has been made.

                                                                 SCHEDULE H
                                                                 EIN: 66-0288298
                                                                 PLAN NO.: 061


                                MERCK PUERTO RICO

                       EMPLOYEE SAVINGS AND SECURITY PLAN

               LINE 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)


                                             (c) DESCRIPTION OF INVESTMENT INCLUDING
       (b) IDENTITY OF ISSUE, BORROWER,     MATURITY DATE, RATE OF INTEREST, COLLATERAL,             (e) CURRENT
(a)         LESSOR OR SIMILAR PARTY                   PAR OR MATURITY VALUE               (d) COST      VALUE
---  ------------------------------------   --------------------------------------------  --------   -----------
 *   Merck & Co., Inc.                      Merck Common Stock                               **      $26,241,792
 *   Fidelity Investments                   Fidelity Equity-Income Fund                     ***          116,494
                                            Fidelity Retirement Money Market Fund           ***          541,579
                                            Fidelity Spartan U.S. Equity Index Fund         ***          138,321
                                            Fidelity Spartan Government Income Fund         ***           10,001
                                            Fidelity Low-Priced Stock Fund                  ***          147,086
                                            Fidelity Dividend Growth Fund                   ***          453,198
     Putnam Investments                     Putnam Vista A Fund                             ***          245,824
                                            Putnam International Voyager Fund               ***            5,673
                                            Putnam Global Equity Fund A                     ***            3,222
     T. Rowe Price                          T. Rowe Price Blue Chip Growth Fund             ***          859,390
     The Vanguard Group                     Vanguard Asset Allocation Fund                  ***          193,938
     The Capital Group Company              American Funds Europacific A                    ***          217,395
     American Century Investment            American Century Emerging Markets
       Services, Inc.                         Investments Fund                              ***           36,423
     Franklin Templeton                     Franklin Small-Mid Cap Growth Fund A            ***          160,941
     Liberty Wagner Asset Management, L.P.  Liberty Acorn Fund - Class Z                    ***              588
     Janus                                  Janus Enterprise Fund                           ***            8,007
                                            Janus Growth and Income Fund                    ***          410,439
     PIMCO                                  PIMCO Total Return Fund - Institutional Class   ***           32,805
                                            PIMCO Long-Term US Government Fund  -
                                               Institutional Class                          ***            8,856
                                            PIMCO Foreign Bond Fund - Institutional Class                      -
 *   Participants' Loans                    Interest rates ranging from 6.5% to 10.5%
                                              and with maturities through 2012                         2,103,597
                                                                                                     -----------
                                            Total                                                    $31,935,569
                                                                                                     ===========

----------
*      Denotes a party-in-interest to the Plan.
**     Historical cost is not available from the Trustee.
***    Cost is not required for participant directed investments.


The accompanying notes to financial statements are an integral part of this schedule.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned plan administrator has duly caused this annual report to be signed on behalf of the Merck Puerto Rico Employee Savings and Security Plan by the undersigned thereunto duly authorized.


                                                Merck & Co., Inc., as
                                                plan administrator



                                                By: /s/ CAROLINE DORSA
                                                    -----------------------
                                                       Caroline Dorsa
                                                       Vice President
                                                        & Treasurer

June 27, 2002

                                                                      EXHIBIT 23


                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


    As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 3, 2002 included in the financial statements and exhibits required by Form 11-K Annual Report for the Merck Puerto Rico Employee Savings and Security Plan into the previously filed Registration Statements of Merck & Co., Inc. on Forms S-8 (Nos. 33-21087, 33-21088, 33-36101, 33-40177, 33-51235, 33-53463, 33-64273, 33-64665,
333-23293, 333-23295, 333-91769, 333-30526, 333-31762, 333-40282, 333-52264,
333-53246, 333-56696, 333-72206 and 333-65796), on Forms S-4 (No. 33-50667 and
333-61982) and on Forms S-3 (Nos. 33-60322, 33-39349, 33-51785, 33-57421,
333-17045, 333-36383, 333-77569 and 333-72546). It should be noted that we have not audited any financial statements of the Plan subsequent to December 31, 2001 or performed any audit procedures subsequent to the date of our report.


PricewaterhouseCoopers LLP

San Juan, Puerto Rico
May 3, 2002